# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pheton Holdings Ltd., CIK 0001970544
CUSIP: G71399102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Room 306, NET Building,, Hong Jun Ying South Rd, Chaoyang Dist,, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066316

## Reporting persons
- ZJW (BVI) Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 7,668,000; sole dispositive power 0; shared dispositive power 7,668,000; aggregate amount beneficially owned 7,668,000 (53.8% of the class)
  Comment: * Represents 7,668,000 Class A ordinary shares issuable to ZJW (BVI) Ltd upon the conversion of 7,668,000 Class B ordinary shares held by ZJW (BVI) Ltd as of September 30, 2024. The issuer's Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 6,582,000 Class A ordinary shares outstanding plus the 7,668,000 Class A ordinary shares issuable to ZJW (BVI) Ltd upon the conversion of the Class B ordinary shares described above.
- Jianfei Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 7,668,000; sole dispositive power 0; shared dispositive power 7,668,000; aggregate amount beneficially owned 7,668,000 (53.8% of the class)
  Comment: * Represents 7,668,000 Class A ordinary shares issuable to ZJW (BVI) Ltd upon the conversion of 7,668,000 Class B ordinary shares held by ZJW (BVI) Ltd as of September 30, 2024. The issuer's Class B ordinary shares are convertible into Class A ordinary share at any time after issuance at the option of the holder on a one-to-one basis.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024, which information was provided by the Issuer to the Reporting Persons on September 30, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 6,582,000 Class A ordinary shares outstanding plus the 7,668,000 Class A ordinary shares issuable to ZJW (BVI) Ltd upon the conversion of the Class B ordinary shares described above.

## Item 1. Issuer
Name of issuer: Pheton Holdings Ltd.
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China

## Item 2. Person Filing
Name of person filing:
ZJW (BVI) Ltd
Jianfei Zhang

The shares reported herein are directly held by ZJW (BVI) Ltd. Jianfei Zhang is the sole shareholder and director of ZJW (BVI) Ltd. Accordingly, Jianfei Zhang may be deemed to indirectly beneficially own the securities of the Issuer held by ZJW (BVI) Ltd.
Address of principal business office or, if none, residence:
Business address of ZJW (BVI) Ltd: Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Business address of Jianfei Zhang: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China
Citizenship:
ZJW (BVI) Ltd: British Virgin Islands
Jianfei Zhang: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,668,000
Percent of class: 100%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,668,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,668,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and between ZJW (BVI) Ltd and Jianfei Zhang

## Signatures
- ZJW (BVI) Ltd: /s/ Jianfei Zhang, Jianfei Zhang/Director of ZJW (BVI) Ltd (05/05/2025)
- Jianfei Zhang: /s/ Jianfei Zhang, Jianfei Zhang (05/05/2025)